PRICER

PRESS RELEASE

from Pricer AB (publ) on 5 August 2004

Major ESL roll out strengthens Pricer's position in Japan

One of the biggest retailers in Japan will install Pricer's ESL system in more than 150 of its hypermarkets, constituting the largest ESL roll-out outside Europe. Installations are scheduled to be completed within one year starting in the autumn of 2004. Pricer AB has a previous order from its Japanese partner Ishida Co., Ltd. valued at USD 25 M received in 2001, for deliveries until 2007. The order value for 2004 is already covered by today's increasing installations in over 40 different grocery chains all over Japan. Therefore these additional installations will result in new orders from Ishida Co., Ltd. during 2004 and also create the foundation for new sizable orders in 2005.

"We are very proud to receive this recognition from one of the largest and leading retailers in Japan. For more than a year several ESL suppliers have been under close evaluation by what is probably the most quality and value oriented company in the retail industry today," says Mr. Toshiyuki Kikukawa, Manager ESL Business Center, Ishida Co., Ltd. "This breaking news will create great momentum in Japan's retail industry."

"For the past ten years Japanese retailers have been early adopters of retail technology – gaining a competitive advantage by successfully and quickly implementing it in large scale – thus paving the way for international recognition," says Mr. Jan Forssjö, CEO and President, Pricer AB. "Now with the large scale implementation of our system by yet another leading retailer, the development speed will shift to a higher gear. The key factor behind this success is our partner in Japan, Ishida Co., Ltd. with whom we also have a R&D Joint Venture. Our close solid relationship and long term commitment form the base line in all our operations."

For further information, please contact:
Jan Forssjö, President, Pricer AB: +46 8-505 582 00

Pricer AB (publ), founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.

With the largest product range on the market, Pricer ESL systems are installed in more than 500 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe and Japan. Pricer, in co-operation with highly competent partners, offers a totally integrated solution together with supplementary products, applications and services.

Pricer AB is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer's website. Registration to receive news releases automatically via e-mail can be made through the website.

Pricer AB (publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Web site: www.pricer.com
Telephone: +46 8 505 582 00
Corporate identity number:
556427-7993